BlackRock Utilities & Telecommunications V.I. Fund

FILE #811-03290

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
4/22/2008	American Water Works	58,000,000	5,600

Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC, Edward D. Jones & Co. Incorporated, Janney Montgomery Scott L